



Rosalind Bakery LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $124,000

Offering End Date: October 12, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Rosalind Bakery LLC

Founded: December 15, 2016

Address: 450 Manor Plaza
Pacifica, CA 94044

Industry: Retail Bakery

Employees: 22

Website: https://ww.rosalindbakery.com

Use of Funds Allocation:

If the maximum raise is met:

$55,800 (45.00%) – of the proceeds will go towards expansion of operations
$37,200 (30.00%) – of the proceeds will go towards improvements to café
$25,420 (20.50%) – of the proceeds will go towards refinancing debt
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 6,278 Followers





Business Metrics:

	FY21	FY22	YTD 5/31/2023
Total Assets	$223,767	$91,210	$109,512
Cash & Cash Equivalents	$160,988	-$10,606	$4,827
Accounts Receivable	$5,332	$11,970	$12,531
Short-term Debt	$570,722	$556,532	$658,574
Long-term Debt	$500,000	$500,000	$500,000
Revenue	$1,995,818	$1,917,237	$537,485
Cost of Goods Sold	$499,577	$544,020	$153,512
Taxes	$0	$0	$0
Net Income	-$30,288	-$134,831	-$43,132

Recognition:

Rosalind Bakery LLC has been in business since 2017 and serves noteworthy sourdough and pastries in seven locations in addition to their cafe in the Bay Area. With media coverage from the SF Chronicle, SF Gate, and others, they are growing exponentially. These funds will help them to hire more staff and build out the cafe with extended hours of operations so they can serve their pizzas in the evenings and afternoons along with great, unique beers and wines.

About:

Rosalind Bakery's delectable sourdough bread, pizzas, and pastries are made with a dash of love, a sprinkle of nostalgia, and a lot of dedication. They do more than just bake bread; they bring people together, creating moments of joy and connection.

For more information, contact our Customer Support Team at support@thesmbx.com

